Filed by Sky Financial Group, Inc.
Exchange Act Number 001-14473
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Waterfield Mortgage
Company, Incorporated

WATERFIELD MORTGAGE COMPANY, INCORPORATED

7500 West Jefferson Blvd.

FORT WAYNE, INDIANA 46804

To:	Holders of Options to Purchase Waterfield Mortgage Common Shares

From:	Donald A. Sherman

Date:	September 18, 2006

Re:	Exercising or Surrendering Your Stock Options

As you are aware, the packages you recently received regarding the exercise of your stock options required that you return your option exercise/surrender materials to Waterfield no later than September 22, 2006. I am writing to advise you that the September 22, 2006 date for return of your option materials may be extended depending on when the closing date with Sky Financial Group, Inc. is finalized. Since we do not yet have an established closing date for the Sky transaction, you may want to consider delaying the return of your option materials to Waterfield until closer to September 22, 2006. We will notify you in advance of September 22, 2006 as to whether or not we are extending the deadline for the return of your option materials.

If you have any questions about completing any of the documents included in this package and/or financing the exercise of your options, please contact Kathleen Smith, Corporate Secretary, at (260) 434-8346.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

A number of the factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials were filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945.

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2006 Annual Meeting filed with the SEC on February 23, 2006. Other information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and definitive proxy statement/prospectus and other relevant materials filed with the SEC.